UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2006
Commission File Number 1-7616
PIONEER CORPORATION

(Translation of registrant’s name into English)
4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION

(Registrant)

Date: March 9, 2006	By	/s/ Tamihiko Sudo

Tamihiko Sudo
President and Representative Director
This report on Form 6-K contains the following:
1.	The announcement released by the Company to the press in Japan dated March 9, 2006, concerning the revision of its consolidated business forecasts for fiscal 2006, ending March 31, 2006.

2.	The announcement released by the Company to the press in Japan dated March 9, 2006, concerning the anticipated year-end dividend for fiscal 2006, ending March 31, 2006 and the record date.

For Immediate Release March 9, 2006
Pioneer Announces Revision of Business Forecasts for Fiscal 2006
TOKYO— Pioneer Corporation today announced that it has revised its consolidated business forecasts for fiscal 2006, ending March 31, 2006, which were previously announced on December 8, 2005, as shown below.

			(In millions of yen)
	Revised	Previous
	projections	projections	Changes in
	for fiscal 2006	for fiscal 2006	projections	Results
	(A)	(B)	(A - B)	for fiscal 2005
Operating revenue	¥780,000	¥770,000	¥10,000	¥733,648
Operating income (loss)	(20,000)	(25,000)	5,000	2,592
Income (loss) before income taxes	(70,000)	(73,000)	3,000	(187)
Net income (loss)	¥(85,000)	¥(87,000)	¥2,000	¥(8,789)

The revised projection of operating revenue for fiscal 2006 reflects the following factors: a weaker-than-expected yen against both the U.S. dollar and euro; favorable overseas sales of plasma displays, especially in North America and Europe, and smaller-than-expected declines in retail prices for plasma displays compared with previous projections; and higher sales of car electronics products, due to the steady launch of new models.
     The projections of operating loss, loss before income taxes and the net loss have also improved, reflecting the above-mentioned factors—namely, the favorable impact of the weaker yen, increased sales of plasma displays, and smaller-than-expected declines in retail prices for plasma displays compared with previous projections, as well as increased sales of car electronics products.
For March 2006, we are assuming average yen-U.S. dollar and yen-euro exchange rates of ¥115 and ¥135, respectively.
As to the incentive-based early retirement plan targeting about 600 employees of 12 Pioneer Group companies in Japan, including Pioneer Corporation, we are implementing the plan as scheduled and expect to complete it by the end of fiscal 2006.
Cautionary Statement with Respect to Forward-Looking Statements
Statements made in this release with respect to our current plans, estimates, strategies and beliefs, and other statements that are not historical facts are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not believe that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in our markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology, severe price competition and subjective and changing consumer preferences; (iv) our ability to successfully implement our business strategies; (v) our ability to compete, as well as develop and implement successful sales and distribution strategies, in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) our ability to continuously enhance our brand image; (viii) the success of our joint ventures and alliances; (ix) the success of our business restructuring plans; and (x) the outcome of contingencies.
Pioneer Corporation is a leading global manufacturer of consumer- and business-use electronics products such as audio, video and car electronics. Its shares are traded on the Tokyo Stock Exchange.
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For further information, please contact:
Investor Relations Department, Corporate Branding and Communications Division
Pioneer Corporation, Tokyo
Phone: +81-3-3495-6774 / Fax: +81-3-3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
IR Website: http://www.pioneer.co.jp/ir-e/

For Immediate Release March 9, 2006
Pioneer Announces Year-end Dividend for Fiscal 2006
TOKYO— Pioneer Corporation today announced a year-end cash dividend of ¥2.5 per share of common stock for fiscal 2006, ending March 31, 2006, a decrease of ¥10 per share from that of the previous fiscal year. The year-end dividend will be paid to shareholders registered as of March 31, 2006 (JST), subject to a Board of Directors resolution at a meeting to be held in late April 2006 and to approval by the ordinary general meeting of shareholders to be held in late June 2006.
Based on its policy of continuing to pay steady dividends, the Company sets dividends at appropriate levels, taking into consideration its financial condition, consolidated business results and other factors. The decision to reduce the fiscal 2006 year-end dividend was attributable to the Company’s forecast of a consolidated net loss of ¥85 billion for fiscal 2006, reflecting continuing adversity in its business environment.
[Dividends Per Share of Common Stock]

	Fiscal 2006	Fiscal 2005
Interim dividend	¥7.5	¥12.5

Year-end dividend	¥2.5	¥12.5

Total annual dividend	¥10.0	¥25.0

Cautionary Statement with Respect to Forward-Looking Statements
Statements made in this release with respect to our current plans, estimates, strategies and beliefs, and other statements that are not historical facts are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not believe that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in our markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology, severe price competition and subjective and changing consumer preferences; (iv) our ability to successfully implement our business strategies; (v) our ability to compete, as well as develop and implement successful sales and distribution strategies, in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) our ability to continuously enhance our brand image; (viii) the success of our joint ventures and alliances; (ix) the success of our business restructuring plans; and (x) the outcome of contingencies.
Pioneer Corporation is a leading global manufacturer of consumer- and business-use electronics products such as audio, video and car electronics. Its shares are traded on the Tokyo Stock Exchange.
#     #     #     #     #     #
For further information, please contact:
Hideki Okayasu
Senior Executive Officer and General Manager, Finance and Accounting Division
Pioneer Corporation, Tokyo
Phone: +81-3-3494-1111 / Fax: +81-3-3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
IR Website: http://www.pioneer.co.jp/ir-e/